S0
3-11-02



02007516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 50550

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bouchey & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Union Avenue
(No. and Street)

Saratoga Springs, NY 12866
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Bouchey (518) 583-0090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roback, Ferraro & Pehl, CPAs, LLP
(Name — if individual, state last, first, middle name)

100 Saratoga Village Blvd., Suite 36, Ballston Spa, NY 12020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BOUCHEY & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2001 and 2000

Roback, Ferraro & Pehl,
Certified Public Accountants, LLP

OATH OR AFFIRMATION

I, Barbara J. Bouchey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bouchey & Associates, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William A. Losey III
Notary Public, State of NY
01LO6035184
Qualified in Saratoga County
Commission Expires 12/27/05

[signature] 2-22-02
Notary Public

[signature] 2-22-02
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Roback, Ferraro & Pehl
Certified Public Accountants, LLP

100 Saratoga Village Blvd., Suite 36
Malta, NY 12020
Phone (518) 899-5544
Fax (518) 899-4974
E-mail: rfp@rfpcpas.com
www.rfpcpas.com

Robert R. Roback Sr., CPA, CFS
Stephen L. Ferraro, CPA
Kristen D. Andrie, CPA, CMA

Timothy W. Pehl, CPA
Paul C. Zarecki, CPA
Daniel R. Kumlander, CPA

February 12, 2002

Barbara J. Bouchey, President
Bouchey & Associates, Inc.
48 Union Avenue
Saratoga Springs, NY 12866

Dear Barbara:

While conducting the audit of the financial statements, we were pleased to see that the books are in great shape. It was also noted that our recommendations from the prior years audit were implemented during 2001.

We have enclosed the adjusting journal entries, which will need to be posted to your general ledger and a final adjusted trial balance for your convenience.

If you should have any questions please feel free to contact me.

Sincerely,

Daniel R. Kumlander, CPA

TABLE OF CONTENTS



RF
&P

Roback, Ferraro & Pehl
Certified Public Accountants, LLP



Roback, Ferraro & Pehl
Certified Public Accountants, LLP

100 Saratoga Village Blvd., Suite 36
Malta, NY 12020
Phone (518) 899-5544
Fax (518) 899-4974
E-mail: rfp@rfpcpas.com
www.rfpcpas.com

Robert R. Roback Sr., CPA, CFS
Stephen L. Ferraro, CPA
Kristen D. Andrie, CPA, CMA

Timothy W. Pehl, CPA
Paul C. Zarecki, CPA
Daniel R. Kumlander, CPA

INDEPENDENT AUDITOR'S REPORT

Barbara J. Bouchey
Bouchey & Associates, Inc.
Saratoga Springs, New York 12866

We have audited the accompanying statements of financial condition of Bouchey & Associates, Inc. (an S Corporation) as of December 31, 2001 and 2000 and the related statements of income, changes in shareholders equity, changes in liabilities subordinated to claims of creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bouchey & Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roback, Ferraro & Pehl

Certified Public Accountants, LLP

January 30, 2002

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Current Assets		
Cash	$ 40,829	$ 12,983
Commissions receivable	30,396	13,496
Prepaid expenses	1,386	1,085
Total Current Assets	72,611	27,564
Total Assets	$ 72,611	$ 27,564

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Accrued expenses	$ 2,450	$ 2,200
Corporate taxes payable	100	100
Commissions payable	21,510	1,597
Due to affiliate	–	2,400
Total Current Liabilities	24,060	6,297
Total Liabilities	24,060	6,297
Shareholder's Equity		
Common stock - no par, 200 shares authorized, 10 shares issued and outstanding	100	100
Additional paid in capital	9,900	9,900
Retained earnings	38,551	11,267
Total Shareholder's Equity	48,551	21,267
Total Liabilities and Shareholder's Equity	$ 72,611	$ 27,564

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and 2000

	2001	2000
Commission Income	$ 115,527	$ 84,258
General and Administrative Expenses		
Commission expense	27,713	6,992
Legal and accounting	3,250	1,189
Insurance expense	697	646
Fees and licenses	1,483	624
Total General and Administrative Expenses	33,143	9,451
Net Income Before Provision for Income Taxes	82,384	74,807
Corporate tax expense	100	100
Net Income	$ 82,284	$ 74,707

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	COMMON STOCK IN TREASURY	TOTAL
Balance - December 31, 1999	$ 100	$ 9,900	$ 38,728	$ –	$ 48,728
Net Income	–	–	74,707	–	74,707
Distributions	–	–	(102,168)	–	(102,168)
Balance - December 31, 2000	100	9,900	11,267	–	21,267
Net Income	–	–	82,284	–	82,284
Distributions	–	–	(55,000)	–	(55,000)
Balance - December 31, 2001	$ 100	$ 9,900	$ 38,551	$ –	$ 48,551

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2001 and 2000

There were no liabilities subordinated to claims of creditors in 2001 or 2000.

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATIONS		
Net Income	$ 82,284	$ 74,707
(Increase) Decrease in Assets		
Commissions receivable	(16,900)	29,987
Prepaid expenses	(301)	307
Increase (Decrease) in Liabilities		
Accrued liabilities	250	(811)
Commissions payable	19,913	1,597
Due to affiliate	(2,400)	2,400
Cash Provided By Operations	82,846	108,187
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	(55,000)	(102,168)
Cash Used By Financing Activities	(55,000)	(102,168)
NET INCREASE IN CASH	27,846	6,019
CASH - BEGINNING	12,983	6,964
CASH - ENDING	$ 40,829	$ 12,983

	2001	2000
Supplemental disclosures of cash flow information		
Cash paid during the year for income tax	$ 100	$ 100

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was incorporated September 5, 1997 in the State of New York and is located in Saratoga Springs, New York. The Company provides investment services to businesses and the general public.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, and provides one class of service, agency transactions. These transactions involve the use of mutual funds and insurance products only. The Company is a non-clearing broker-dealer.

Income Taxes
Income taxes have not been provided because the shareholder has elected to have the Company treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss is passed through to the shareholder and reported on her individual income tax return. The accompanying provision for income taxes represents a state corporation tax surcharge.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Bad Debts
Bad debts are recorded on the direct write off method.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATION

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

NOTE 4: COMMISSIONS RECEIVABLE

The company is a non-clearing broker-dealer, the commissions receivable represent commissions and 12b-1 fees earned on investment transactions.

NOTE 5: PROVISION FOR INCOME TAXES

The details of the provision for income taxes are as follows:

	Years Ended December 31,	
	2001	2000
State	$ 100	$ 100

For income tax purposes the Company reports income on the cash basis of accounting. Deferred taxes result from timing differences and are immaterial.

NOTE 6: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 7: SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2001.

NOTE 8: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $47,165 and $20,182 at December 31, 2001 and 2000, respectively of which $42,165 and $15,182 was in excess of its required net capital of $5,000. The Company's net capital ratio was .51 to 1 and .31 to 1 at December 31, 2001 and 2000, respectively.

See auditor's report.

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 9: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10: DUE TO AFFILIATE

Due to affiliate consisted of a note from Bouchey Asset Management. Both companies are owned by the same shareholder. The loan was made for working capital needs during 2000 and was repaid during 2001. The loan was non-interest bearing.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Barbara J. Bouchey
Bouchey & Associates, Inc.
Saratoga Springs, New York 12866

In planning and performing our audit of the financial statements and supplemental schedules of Bouchey & Associates, Inc. (an S Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants, LLP

January 30, 2002

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
Net Capital		
Total shareholder's equity	$ 48,551	$ 21,267
Add:		
Subordinated borrowing allowable	–	–
Total Capital and Subordinated Borrowings	48,551	21,267
Deductions and/or charges:		
Other assets	1,386	1,085
Net capital before haircuts on securities positions	47,165	20,182
Haircuts on securities	–	–
Net Capital	$ 47,165	$ 20,182
Aggregate indebtness:		
Other accounts payable and accrued expenses	$ 24,060	$ 6,297
Items not included in statement of financial condition:		
Unrecorded amounts	–	–
Total Aggregate Indebtness	$ 24,060	$ 6,297
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtness:	$ 1,604	$ 420
Minimum dollar requirement	$ 5,000	$ 5,000
Excess net capital over minimum dollar requirement	$ 42,165	$ 15,182
Excess net capital at 1,500 percent	$ 45,561	$ 19,762
Excess net capital at 1,000 percent	$ 44,759	$ 19,552
Ratio: Aggregate indebtedness to net capital	.51 to 1	.31 to 1

See auditor's report and notes to financial statments.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
Reconciliation with company's computation included in Part II of Form X-17a-5		
Net Capital from Part II (unaudited) FOCUS report	$ 47,439	$ 12,983
Allowable assets not originally reported:		
Commissions receivable	1,000	13,496
Non-allowable assets originally reported		
Prepaid expenses	(160)	–
Allowable liabilities not originally reported:		
Accrued expenses	(250)	(2,200)
Corporate taxes payable	–	(100)
Commissions payable	(864)	(1,597)
Due to affiliate	–	(2,400)
Net Captial Per Above	$ 47,165	$ 20,182

See auditor's report and notes to financial statments.

ROBACK, FERRARO & PEHL
Certified Public Accountants, LLP

BOUCHEY & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2001 and 2000

The company is a non-clearing broker dealer and is exempt from the reserve requirement under rule 15c3-3 of the Securities and Exchange Commission.

See auditor's report and notes to financial statements.

BOUCHEY & ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
December 31, 2001 and 2000

The company does not enter into transactions that relate to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission.

See auditor's report and notes to financial statements.

Roback, Ferraro & Pehl,
Certified Public Accountants, LLP

[illegible] Saratoga Village Blvd., Suite 36 • Ballston Spa, NY 12020
[illegible] (800) CPA-2204 • (518) 899-5544 • Fax: (518) 899-4974
[illegible]@rfpcpa.com
www.[illegible].com